UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number 1-15032

Enodis plc

(Registrant’s name in English)

Washington House, 40-41 Conduit Street

London, W1S 2YQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

On January 14, 2003, Enodis plc released the following announcement:

ENODIS NON-EXECUTIVE DIRECTOR CHANGES

Enodis plc (“the Company”), a leading global company in the food equipment sector, is pleased to announce that it intends to appoint Mike Arrowsmith a non-executive director with effect from the conclusion of the Company’s Annual General Meeting on 11th February 2004.

Mr. Arrowsmith is Chief Executive Officer of Tibbett & Britten plc, one of the world’s leading logistics and supply chain management groups. It is a UK quoted company with about 35,000 employees worldwide and significant operations in North America and Europe.

Mr. Arrowsmith will also take up the chairmanship of the Company’s audit committee in succession to Eryl Morris. Mr. Morris joined the Board in July 1998 and has made a valuable contribution to the Company over the challenging period he has been a director. He will leave the Board following the Annual General Meeting.

Waldemar Schmidt, a non-executive director appointed in April 2000, will succeed Mr. Morris as Senior Independent Director.

Mr. Peter Brooks, Chairman of Enodis, commenting on the Board changes, said:

“We are delighted that a businessman with Mike Arrowsmith’s range of experience has agreed to join our Board. He brings with him relevant business and financial expertise which will greatly benefit Enodis. We are grateful to Eryl Morris for his contributions and support as a member of the Board.”

For further information:

Mr. Peter Brooks, Chairman	Enodis plc	020 7304 6000
Mr. Richard Mountain	Financial Dynamics	020 7269 7291

NOTES:

Mike Arrowsmith, aged 50, was appointed Chief Executive Officer of Tibbett & Britten plc in 2001 having joined their Board as Group Finance Director in 1999. A graduate of the University of Cape Town, South Africa, and a member of the Chartered Institute of Management Accountants, he has had senior financial positions in Unisys, Wyeth Laboratories, Astec (BSR) plc and SmithKline Beecham plc. He is a member of the Governing Council of Cranfield University, the UK post-graduate business school.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

January 14, 2004	By:	/s/ David McCulloch

		Name:	David McCulloch
		Title:	Chief Executive Officer